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Issuer Free Writing Prospectus
Filed by: Spirit Finance Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-130829

Free Writing Prospectus and Final Term Sheet Dated January 26, 2006

This information supplements the information contained in the preliminary prospectus supplement dated January 19, 2006, and in the related prospectus dated January 3, 2006

SPIRIT FINANCE CORPORATION

12,000,000 Shares

        Issuer:    Spirit Finance Corporation (the "Company").

        Total shares offered:    12,000,000 shares of Common Stock. This represents an increase of 3,000,000 shares from the number of shares indicated on the cover page of the preliminary prospectus supplement.

        Over-allotment option:    1,800,000 shares.

        Public offering price:    $11.76 per share.

        Gross Proceeds to the Company:    $141,120,000; $162,288,000 if over-allotment option is exercised in full.

        Proceeds to the Company after discounts but before expenses:    $134,064,000; $154,173,600 if over-allotment option is exercised in full.

        Common Stock Outstanding after the Offering:    80,037,789 shares; 81,837,789 shares if over-allotment option is exercised in full.

        Use of Proceeds:    To reduce amounts outstanding under the Company's secured credit facility with Citigroup Global Markets Realty Corp. As of January 15, 2006, the amount outstanding under the credit facility was approximately $192 million. We may also use a portion of the net proceeds of this offering to acquire additional properties.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Citigroup Global Markets Inc. at (718) 765-6732.

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Free Writing Prospectus and Final Term Sheet Dated January 26, 2006